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                                March 8, 2024

       Yuan Li
       Chief Executive Officer
       JIADE LIMITED
       Unit 2-02, Puningdun Business Plaza
       No. 1702 and 1706 Minjiang Road
       Jinjiang District, Chengdu City, Sichuan Province
       The People   s Republic of China, 610000

                                                        Re: JIADE LIMITED
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 15,
2024
                                                            File No. 333-276283

       Dear Yuan Li:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Resale Prospectus - Selling Shareholder, page 3

   1. Please revise to disclose whether Ms. Suetmui Lee has had a material relationship with the registrant or any of
its predecessors or affiliates within three years prior to the fling of the registration statement.
Refer to Item 507 of Regulation S-K. Also revise to disclose when and under what
circumstances the selling shareholder received its shares of the registrant that are intended to be
part of the resale transaction, as well as whether the selling shareholder is a
broker-dealer, affiliate of a broker-dealer, or otherwise in the business of underwriting
securities.
 Yuan Li
FirstName  LastNameYuan Li
JIADE LIMITED
Comapany
March      NameJIADE LIMITED
       8, 2024
March2 8, 2024 Page 2
Page
FirstName LastName
General

2. Please revise the prospectus cover page of the primary offering to disclose the number of shares being sold in the resale offering, and disclose on the prospectus cover page of the resale offering the number of shares being sold in the primary offering.
Resale Prospectus Cover Page

3. We note the disclosure on the prospectus cover page of the resale offering that "[i]t is a condition to the closing of this offering that the Ordinary Shares qualify for listing on a national securities exchange," thereby indicating that sales in the resale offering will not take place until after the completion of your initial public offering and your listing. Please reconcile this with your disclosure on the prospectus cover page of the resale offering and in the Selling Shareholder's Plan of Distribution section that the selling shareholder
         "will sell at the price at which we sell Ordinary Shares in our public offering," and then sell at prevailing market prices "[o]nce, and if, our Ordinary Shares are listed on the
         Nasdaq...and there is an established market," as well as your disclosure on pages 1 and 3 of the resale prospectus that both offerings will take place "concurrently." Make conforming changes throughout the filing, as appropriate.
       Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Lisa Forcht